Exhibit 23.3

Consent of Decision Resources Group

We hereby consent to (1) the use of and references to our name in the prospectus included in the registration statement on Form S-1 of Liquidia Technologies, Inc. (the “Company”) and any amendments thereto (the “Registration Statement”), including, but not limited to, under the “Market and Industry Data,” “Prospectus Summary,” and “Business” sections, and (2) the filing of this consent as an exhibit to the Registration Statement by the Company for the use of our data and information cited in the above-mentioned sections with data reference points outlined and described expressly within Schedule I hereto only. Any data or information not appearing within Schedule I hereto is not authorized for use and does not form part of this consent exhibit.

The data and information used in the Registration Statement, including, but not limited to, under the “Market and Industry Data,” “Prospectus Summary,” and “Business” sections and described on Schedule I hereto, are obtained from our materials titled “Research Stream — Disease Landscape and Forecast — All Therapy Areas (Inc. Niche & Rare) (DLSFTA0003)”.

By:	/s/ Wade B. Sampson
Name:	Wade B. Sampson
Title:	Director, Contracts
DR/Decision Resources, LLC

June 28, 2018

Schedule I

The information listed below and appearing in the “Market and Industry Data” section of the prospectus:

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate is based on reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources as well as our own internal estimates and research. Decision Resources Group is the primary source for the market data included in this prospectus and we compensated them for use of market data. Although we believe the data from these third party sources is reliable, we have not independently verified any third party information. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

The information listed below and appearing in the “Prospectus Summary” section of the prospectus:

in 2016 more than 50% of patients with PAH in the United States were prescribed treprostinil across its three routes of administration (oral, inhaled and parenteral infusion), generating revenue that represented about one-third of the approximately $3.7 billion U.S. market for PAH drug therapies

Tyvaso® (treprostinil, inhaled solution), marketed by United Therapeutics Corporation in the United States, is the standard of care among the inhaled therapies, with more than 80% of inhaled prostacyclin sales in the United States.

The information listed below and appearing in the “Business” section of the prospectus:

in 2016 more than 50% of patients with PAH in the United States were prescribed treprostinil across its three routes of administration (oral, inhaled and parenteral infusion), generating revenue that represented about one-third of the approximately $3.7 billion U.S. market for PAH drug therapies

Tyvaso® (treprostinil, inhaled solution), marketed by United Therapeutics Corporation in the United States, is the standard of care among the inhaled therapies, with more than 80% of inhaled prostacyclin sales in the United States.

Prostacyclin deficiency in the lung is a central dysfunction in PAH, but can be supplemented with prostacyclin analogs.

Nitric oxide deficiency can be treated with phosphodiesterase 5, or PDE5, inhibitors, which target a specific enzyme, increasing vasodilation.

Endothelin overexpression in PAH patients causes vasoconstriction of pulmonary vasculature, but can be treated with endothelin receptor antagonists, or ERAs.

Many physicians start their PAH patients on oral PDE5 inhibitors, oral ERAs or both. Drugs targeted to the prostacyclin pathway are usually added to these oral therapies, but can be used alone.

Decision Resources Group estimated that sales for all major PAH drugs in 2016 were more than $6.0 billion in the United States, France, Germany, Italy, Japan and the United Kingdom.

In the United States, products approved to treat PAH through the prostacyclin deficient pathway generated approximately $1.7 billion in sales in 2016, of which the prostacyclin analog treprostinil generated the majority from products formulated for continuous infusion, inhalation using a nebulizer and oral delivery.

The combined population of PAH patients in the 5EU and Japan was estimated to be more than 25,000 patients in 2016.

Decision Resources Group estimated that fewer than 10% of PAH patients in the United Kingdom, Germany, France, Italy and Spain, which we collectively refer to herein as the 5EU, use Ventavis.

By 2025, the diagnosed prevalence of all WHO Group III sub types is expected to grow to over 250,000 patients in the United States, 5EU and Japan.

WHO Group IV includes patients diagnosed with chronic thromboembolic pulmonary hypertension, or CTEPH. While considered underdiagnosed and undertreated, the current estimates for diagnosed prevalence of CTEPH in 2015 are between 2,000 and 6,500 patients in the United States and more than 10,000 patients in the 5EU and Japan.

Decision Resources Group reported that more than 80% of PAH patients on inhaled therapy in the United States used Tyvaso in 2016.

As reported by Decision Resources Group, net revenue in the U.S. market for PAH drug therapies in 2016 was estimated to be $3.7 billion. Of such amount, $2.0 billion was generated from patients in NYHA Class III, $1.2 billion was generated from patients in NYHA Class II and an aggregate of $0.5 billion was generated from patients in NYHA Classes I and IV.

The U.S. market for inhaled treatments through the prostacyclin deficient pathway was more than $450 million in 2016, of which Tyvaso accounted for more than 80%.

However, prostacyclin analogs may have utility in the treatment of PH in other categories, as suggested by current off label use in WHO Group III, which includes individuals with pulmonary hypertension secondary to lung diseases or hypoxemia, and WHO Group IV, which includes individuals with chronic thromboembolic pulmonary hypertension.

Continuously infused prostacyclins include epoprostenol, marketed by multiple companies as generic and branded products, and treprostinil, marketed as Remodulin by United Therapeutics Corporation. These options are considered to offer the greatest efficacy and are usually prescribed to patients later in the disease.